# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stardust Power Inc., CIK 0001831979
CUSIP: 854936200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9112 N. KELLEY AVE, SUITE C, OKLAHOMA CITY, Oklahoma (OK), 73131
Date of event which requires filing of this statement: 08/26/2025
Filed by CIK 0002091067
Persons authorized to receive notices and communications: ZHANG DINGJUN, 8 CHUNG CHING STREET, FLATA, FLOOR 20, HONG KONG, Hong Kong (K3), 000000, 7786366095

## Reporting persons
- ZHANG DINGJUN (CIK 0002091067): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 852,551; shared voting power 0; sole dispositive power 852,551; shared dispositive power 0; aggregate amount beneficially owned 852,551 (10.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Stardust Power Inc.
Address of issuer's principal executive offices: 9112 N. KELLEY AVE, SUITE C, OKLAHOMA CITY, Oklahoma (OK), 73131

## Item 2. Identity and Background
Name of person filing: ZHANG DINGJUN
Residence or business address: 8 CHUNG CHING STREET FLAT A FLOOR 20, HONG KONG
Present principal occupation or employment: Individual Investor
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: CHINA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities were purchased with personal funds from the reporting person's savings.

## Item 4. Purpose of Transaction
Purpose of transaction: The reporting person acquired the securities for investment purposes only and has no present plans or proposals to acquire additional securities, influence the management, or pursue any merger, reorganization, or similar transaction involving the issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The reporting person beneficially owns 852,551 shares of Common Stock of the issuer, representing approximately 10.1 percent of the issuer's outstanding Common Stock. The reporting person has sole voting and dispositive power with respect to all of the shares reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose: 852551
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person engaged in multiple open market transactions in the Issuer's Common Stock through brokers. These transactions involved routine sales for investment purposes, at varying prices and quantities. A complete list of transactions, including dates, number of shares, and prices per share, is provided in Exhibit 99.1 hereto.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to call options, put options, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Transaction Description

## Signatures
- ZHANG DINGJUN: ZHANG DINGJUN, ZHANG DINGJUN (10/15/2025)